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From: Barry, Ann M

Sent: Monday, May 21, 2007 4:32 PM To: Freedman, Eric

Subject: FW: Rutland Square Trust, et al. (Chubb Receipt of Payment)

Eric,

Confirmation of payment for RST and RST II

From: Paul Figliozzi [mailto:Paul_Figliozzi@ars.aon.com] Sent: Monday, May 21, 2007 2:49 PM

To: Barry, Ann M Cc: Christine Williams

Subject: Rutland Square Trust, et al. (Chubb Receipt of Payment)

Ann,

Please see confirmation of payment from Chubb in connection with the various RST and related programs. Please let me know if your have any questions. Thanks.

Paul Figliozzi Vice President Aon Financial Services Group 55 East 52nd Street, 32nd Floor New York, NY 10055

(212)	441-1215	office
(847)	953-1919	fax

Paul_Figliozzi@ars.aon.com

----- Forwarded by Paul Figliozzi/NY/ARS/US/AON on 05/21/2007 02:46 PM -----

findyk@chubb.com
	To:	Paul_Figliozzi@ars.aon.com
	cc:	jtam@chubb.com, ehalder@chubb.com
05/21/2007 02:07 PM	Subject: Re: Fw: SEC Filing Requirements for Rutland Square Trust and Rutland Square Trust II/ Commonwealth Trust II

Paul,

Regarding the below mentioned list, Chubb has received Premium Payment for the Policy Periods and the amounts as indicated under each Bond Number:

Fidelity Rutland Square Trust/PAS Small Cap Fund of Funds - 81948149: Pol. Period 02/14/07 to 02/14/08 Prem. $3,238 Pol. Period 02/14/06 to 02/14/07 Prem. $3,238

Fidelity Rutland Square Trust/PAS International Fund of Funds - 82047516: Pol. Period 03/01/07 to 02/14/08 Prem. $2,590 Pol. Period 03/01/06 to 03/01/07 Prem. $2,700

Fidelity Rutland Square Trust II and Fidelity Commonwealth Trust II -82126571: Pol. Period 02/14/07 to 02/14/08 Prem. $7,900

file://C:\Documents and Settings\a349858\Desktop\FW Rutland Square Trust et al. (Chubb Receipt of P... 05/22/2007

PAS International Fidelity Fund of Funds/Fidelity Rutland Square Trust -82126572: Pol. Period 02/14/07 to 02/14/08 Prem. $3,262

PAS U.S. Opportunity Fund of Funds (C/O Fidelity Rutland Square Trust) -82126554: Pol. Period 12/19/06 to 02/14/08 Prem. $5,100

Thank you,
Felicia Indyk

Felicia Indyk
Premium Accounting Specialist

(908)	903-3263	Phone
(908)	903-3119	Fax

file://C:\Documents and Settings\a349858\Desktop\FW Rutland Square Trust et al. (Chubb Receipt of P... 05/22/2007